For the fiscal year ended November 30, 2000
File number: 811-03175
Prudential Sector Funds, Inc.
Prudential Utility Fund

                        Sub-Item 77J

            Reclassification of Capital Accounts

     The Company accounts for and reports
distributions to shareholders in accordance with "Statement of Position 93-2: Determination,
Disclosure, and Financial Statement Presentation of Income, Capital Gains, and Return of Capital
Distributions by Investment Companies". The effect for the Fund of applying this statement was to decrease undistributed net investment income by $11,392,814, decrease accumulated net realized gain on investments by $86,397,473 and increase paid-in capital by $97,790,287 for realized foreign currency losses and redemptions utilized as distributions for federal income tax purposes during the year ended November 30, 2000. Net investment loss, net realized gains and net assets were not affected by this change.